Exhibit 12.1

Rosetta Resources Inc.

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2007	2008(1)	2009(1)	2010	2011
	(amounts in thousands, except ratios)
Earnings:
Income (loss) before provision for income tax	$91,237	$(300,937)	$(345,003)	$45,591	$156,259
Add: Fixed charges	22,873	19,427	24,279	34,955	29,763
Amortization of capitalized interest	372	753	1,042	1,137	1,054
Distributions from equity investee	—	—	—	—	—
Less: Equity income (loss)	275	513	(42)	16	79
Interest capitalized	2,407	1,422	1,174	4,017	5,511

Earnings	$111,800	$(282,692)	$(320,814)	$77,650	$181,486

Fixed charges:
Interest expense	$17,734	$14,688	$19,258	$27,073	$21,291
Interest capitalized	2,407	1,422	1,174	4,017	5,511
Interest component of lease expense	2,732	3,317	3,847	3,865	2,961

Fixed charges	$22,873	$19,427	$24,279	$34,955	$29,763

Ratio of earnings to fixed charges(1)	4.9	—	—	2.2	6.1
Coverage deficiency		$(302,119)	$(345,093)

(1)	Due to non-cash impairment charges of oil and gas properties resulting in our loss for the years ended December 31, 2008 and 2009, the ratio coverage was less than 1:1. We would have needed additional earnings of $302.1 million and $345.1 million for the years ended December 31, 2008 and 2009, respectively, to achieve coverage of 1:1. The term “fixed charge” means the sum of the following: interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of interest within rental expense (equal to one-third of rental expense). Management believes this is a reasonable approximation of the interest factor.

We had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.